Filed Pursuant to Rule 433

Dated August 22, 2023

Registration Statement: No. 333-251156

The Charles Schwab Corporation

$1,350,000,000 6.136% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2034

$1,000,000,000 5.875% SENIOR NOTES DUE 2026

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2/Stable, A-/Stable, A/Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	August 22, 2023

Settlement Date:	August 24, 2023 (T+2)

	6.136% Fixed-to-Floating Rate Senior Notes due 2034 (the “Fixed-to-Floating Rate Notes”)	5.875% Senior Notes due 2026 (the “Fixed Rate Notes”)

Principal Amount:	$1,350,000,000	$1,000,000,000

Maturity Date:	August 24, 2034	August 24, 2026

Benchmark Treasury:	3.875% UST due August 15, 2033	4.375% UST due August 15, 2026

Benchmark Treasury Price / Yield:	96-09+/4.336%	98-30+/4.756%

Spread to Benchmark Treasury:	+180 bps	+115 bps

Yield to Maturity:	6.136%	5.906%

Public Offering Price:	100.000%	99.916%

Gross Proceeds to CSC:	$1,350,000,000	$999,160,000

Underwriting Discount per note paid by CSC:	0.650%	0.350%

Aggregate Underwriting Discount paid by CSC:	$8,775,000	$3,500,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$1,341,225,000	$995,660,000

Interest Rates:	The Fixed-to-Floating Rate Notes will bear interest (i) during the Fixed-to-Floating Rate Notes Fixed Rate Period at a fixed rate per annum equal to 6.136%, and (ii) during the Fixed-to-Floating Rate Notes Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 2.010%. Each day on which interest on the Fixed-to-Floating Rate Notes is payable is an “interest payment date” for those notes.	The Fixed Rate Notes will bear interest at a fixed rate of 5.875% per annum. Each day on which interest on the Fixed Rate Notes is payable is an “interest payment date” for those notes.

Interest Reset Date:	August 24, 2033	N/A

Fixed Rate Period:	From and including the original issue date to but excluding the Fixed-to-Floating Rate Notes Interest Reset Date.	N/A

Floating Rate Period:	From and including the Fixed-to-Floating Rate Notes Interest Reset Date to but excluding the Fixed-to-Floating Rate Notes maturity date.	N/A

Interest Payment Dates:

Fixed Rate Period: Semi-annually in arrears on each February 24 and August 24, commencing on February 24, 2024 and ending on August 24, 2033.

Floating Rate Period: Quarterly in arrears on November 24, 2033, February 24, 2034, and May 24, 2034; provided that the final interest payment will be made on the Fixed-to-Floating Rate Notes maturity date.

Semi-annually in arrears on each February 24 and August 24, commencing on February 24, 2024, provided that the final interest payment will be made on the Fixed Rate Notes maturity date.

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Period interest payment date.	N/A

Optional Redemption/ Make-Whole Call:	On or after February 20, 2024 and prior to the Fixed-to-Floating Rate Notes Interest Reset Date, CSC may redeem some or all of the Fixed-to-Floating Rate Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Fixed-to-Floating Rate Notes matured on the Fixed-to-Floating Rate Notes Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the Fixed-to-Floating Rate Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	On or after February 20, 2024, CSC may redeem some or all of the Fixed Rate Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Fixed Rate Notes matured on the first par call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the Fixed Rate Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	In whole but not in part on the Fixed-to-Floating Rate Interest Reset Date, or on or after May 24, 2034 (three months prior to the Fixed-to-Floating Rate Notes maturity date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Fixed-to-Floating Rate Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.	In whole but not in part on or after July 24, 2026 (one month prior to the Fixed Rate Notes maturity date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	808513 CH6/ US808513CH62	808513 CG8/ US808513CG89

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. UBS Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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